SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated July 3, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Caisse de dépôt et placement du Québec and CGI extend their outsourcing contract

Montreal, Quebec, July 3, 2003 – The Caisse de dépôt et placement du Québec, a financial institution that manages funds for public and private pension and insurance plans and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), a leading provider of end-to-end information technology and business processing services, today announced the signing of a two-year information technology outsourcing contract extension valued at CDN$40 million.

The services covered by this agreement include infrastructure management, computer operations, a “one-stop service” call centre, office technology support, maintenance of a large number of business applications, and the development and integration of solutions. CGI will also act as an information technology consultant, assessing and proposing optimal solutions for the Caisse.

“Our teams have been working side-by-side since 1996 and have created, over the years, a dynamic team focused on quality and delivery. The stability of CGI and its deep knowledge of our business and way of operating has resulted in our ability to optimize the management of our projects and infrastructure,” said Daniel Huard, vice-president, Information Technology at the Caisse.

Though both companies have been collaborating since 1996, this contract is an extension from what was originally signed in 2001. Today, with this extension, which is signed prior to maturity, this contract will extend until 2006.

Michael Roach, president and chief operating officer for CGI added: “We are committed to delivering quality services to our client and are proud of our long standing partnership with them.”

About the Caisse de dépôt et placement du Québec
The Caisse de dépôt et placement du Québec is a financial institution that manages funds for public and private pension and insurance plans. The Caisse strives to obtain an optimal financial return for its depositors and clients. Through CDP Capital, the leading fund manager in Canada with close to CA$130 billion of assets under management, it invests in the main liquid markets as well as in private equity and real estate. The Caisse de dépôt et placement du Québec is active mainly in North America and Western Europe. It manages its operations from its main business office in Montréal and its head office in Québec City. For more information: www.cdpcapital.com

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is currently CDN$2.9 billion (US$2 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Forward-Looking StatementsAll statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Caisse de dépôt et placement du Québec :
Lucie Frenière
Senior advisor, media relations
(514) 847-5949

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 3, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary